

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2023

Oded Shein
Chief Financial Officer
Shift Technologies, Inc.
290 Division Street, Suite 400
San Francisco, California 94103

>    **Re: Shift Technologies, Inc.**
>    **Form 10-K for the Fiscal Year Ended December 31, 2022**
>    **Filed March 31, 2023**
>    **Form 8-K Filed March 28, 2023**
>    **File No. 1-38839**

Dear Oded Shein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

1.   We note that you do not discuss any line items below selling, general and administrative expenses. Please tell us how your presentation of results of operations complies with Item 303(b) of Regulation S-K.

Item 15. Exhibit and Financial Statement Schedules, page 137

2.   Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Similar omissions were made in Exhibits 31.1 and 31.2 of Form 10-Q for the Quarterly Period Ended March 31, 2023. Refer to Item 601(b)(31) of Regulation S-K.

Form 8-K Filed March 28, 2023

Exhibit 99.1, page 13

3.      You disclose gross profit per unit in total, retail, other and wholesale as a GAAP measures; however, on pages 3 and 10 you identify these amounts as key metrics. Please clarify or revise. Further, we note that the denominator in each includes only retail units sold. Revise to explain why wholesale units sold are not included in the applicable amounts and why the overall metric is useful to investors.

Exhibit 99.1, page 14

4.      Reference is made to your use of Adjusted EBITDA Margin, a non-GAAP measure. Please present the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services